

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 31, 2016

Via E-mail
Tracy G. Schmidt
Chief Executive Officer and President
CNL Strategic Capital, LLC
450 South Orange Avenue
Orlando, Florida 32801

> **Re: CNL Strategic Capital, LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted October 3, 2016**
> **Response dated October 14, 2016**
> **CIK No. 0001684682**

Dear Mr. Schmidt:

Our preliminary review of your registration statement and related response indicates that it continues to fail in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, it remains unclear how you concluded that your proposed business is not commensurate in scope with the uncertainty ordinarily associated with a blank check company and the registration statement does not fail to comply with Rule 419 of Regulation C under the Securities Act of 1933. Accordingly, please revise the registration statement to comply with Rule 419 or supplementally provide us with further detailed legal analysis which explains why Rule 419 does not apply to this offering. Also, please include financial statements, required by Regulation S-X, or disclose the status of your operations and your assets and liabilities. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Please contact Ruairi Regan at (202) 551-3269 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Jay L. Bernstein, Esq.
        Clifford Chance US LLP